UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2025 (Report No. 2)

Commission File Number: 001-40303

Inspira Technologies Oxy B.H.N. Ltd.

(Translation of registrant’s name into English)

2 Ha-Tidhar St.

Ra’anana 4366504, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F        ☐ Form 40-F

CONTENTS

On June 11, 2025, Inspira Technologies Oxy B.H.N. Ltd., or the Registrant, issued a press release titled “Inspira’s ART100 in Use at Tier-1 U.S. Hospitals, Generating Strong Clinical Interest and Accelerating Sales Discussions,” a copy of which is furnished as Exhibit 99.1 with this report of foreign private issuer on Form 6-K.

Exhibit No.
99.1	Press Release issued by Inspira Technologies Oxy B.H.N. Ltd. on June 11, 2025, titled “Inspira’s ART100 in Use at Tier-1 U.S. Hospitals, Generating Strong Clinical Interest and Accelerating Sales Discussions”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Inspira Technologies Oxy B.H.N. Ltd.

Date: June 11, 2025	By:	/s/ Dagi Ben-Noon
		Name:	Dagi Ben-Noon
		Title:	Chief Executive Officer

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